
Mail Stop 3030

March 17, 2017

Via E-mail
Jeff T. Wilson
Chief Financial Officer
Visualant, Inc.
500 Union Street, Suite 420
Seattle, WA   98101

> **Re: Visualant, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed January 13, 2017**
> **Form 10-Q for the Quarterly Period Ended December 31, 2016**
> **Filed February 21, 2017**
> **File No. 001-37479**

Dear Mr. Wilson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2016

Item 9A. Controls And Procedures, page 30

1.   We note that while you disclose that your management identified material weaknesses in your internal control over financial reporting as of September 30, 2016, you have not provided a Management Report on Internal Control over Financial Reporting that includes all of the disclosures required by Item 308(a) of Regulation S-K, including a definitive statement that internal control over financial reporting was not effective as of September 30, 2016. Please amend your filing to provide your management's report as of the end of the period covered by the report.

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note that your auditor's report is dated January 13, *2016*, a date prior to the end of your fiscal year. Please amend your filing to have your auditor provide a properly dated report in accordance with Rule 2-02(a) of Regulation S-X. Also refer to AS3110.01 of the PCAOB Standards.

Note 14 – Equity

Series B Redeemable Convertible Preferred Stock, page F-19

3.   In the consolidated statements of stockholders' deficit you present in separate captions the issuance and the cancellation of Series B Redeemable Convertible Preferred Stock. Tell us how you accounted for the termination of the Stock Purchase Agreement with the institutional investor, including where the related payment is reflected in your financial statements. Please cite the accounting guidance you followed.

Form 10-Q for the Quarterly Period Ended December 31, 2016

Statements of Operations, page 4

4.   In future filings, please revise this statement to present your goodwill impairment charges separately from selling, general and administrative expenses, consistent with ASC 350-20-45-2.

Note 8 – Notes Receivable, page 13

5.   We note that you purchased a convertible promissory note from BioMedx, Inc. on November 1, 2016 for a payment of $260,000 and that you received 150,000 shares of Pulse Biologics' common stock as partial consideration for purchasing the note. Further, on page 32 within management's discussion and analysis, we note the $250,000 impairment of your investment in this note receivable. Please explain to us how you accounted for the purchase of the note, the receipt of Pulse Biologics' common stock and the subsequent impairment of the note in your financial statements, including the captions of your balance sheet, statements of operations and statements of cash flows where these transactions are presented.

Note 11 – Goodwill, page 14

6.   We note that you recorded an impairment of goodwill associated with TransTech resulting from your review of its "operations based on its overall financial constraints" in the amount of $483,645 and that you still have $500,000 of goodwill related to this entity

recorded within your financial statements. Please tell us how your goodwill impairment testing complied with the guidance in ASC 350-20-35-4 through 35-19 and describe the event or circumstances that triggered the testing in accordance with ASC 350-20-35-30.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

Sincerely,

/s/ Lynn Dicker for

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery